SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Amendment No. 10)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

SED INTERNATIONAL HOLDINGS, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
784109209
(CUSIP Number)
Derek D. Bork Thompson Hine LLP 3900 Key Center 127 Public Square Cleveland, Ohio 44114 216-566-5500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 22, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box □.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 784109209	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Gad Partners Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 137,391
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 137,391
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 137,391
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.66%*
14	TYPE OF REPORTING PERSON PN

________________

*Based on the 5,165,500 shares reported by SED as being outstanding as of September 19, 2013 in its Annual Report on Form 10-K filed with the Securities and Exchange Commission with respect to its fiscal year ended June 30, 2013

CUSIP No. 784109209	13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Gad Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 137,391
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 137,391
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 137,391
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.66%*
14	TYPE OF REPORTING PERSON OO

________________

*Based on the 5,165,500 shares reported by SED as being outstanding as of September 19, 2013 in its Annual Report on Form 10-K filed with the Securities and Exchange Commission with respect to its fiscal year ended June 30, 2013

CUSIP No. 784109209	13D	Page 4 of 6 Pages

1	NAME OF REPORTING PERSON Paragon Technologies, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,430,860
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,430,860
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,430,860
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.70%*
14	TYPE OF REPORTING PERSON CO

________________

*Based on the 5,165,500 shares reported by SED as being outstanding as of September 19, 2013 in its Annual Report on Form 10-K filed with the Securities and Exchange Commission with respect to its fiscal year ended June 30, 2013

CUSIP No. 784109209	13D	Page 5 of 6 Pages

This Amendment No. 10 to Statement of Beneficial Ownership on Schedule 13D (“Amendment No. 10”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on December 10, 2012, as amended (the “Schedule 13D”), with respect to the Common Stock, par value $0.01 per share (the “Common Stock”), of SED International Holdings, Inc., a Georgia corporation (the “Company” or “SED”). Capitalized terms used but not defined in this Amendment No. 10 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 10 and prior amendments, the Schedule 13D remains unchanged.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own in the aggregate 1,568,251 shares of Common Stock, which represents approximately 30.36% of the Company’s outstanding shares of Common Stock. Each of Gad Partners Fund LP and Paragon Technologies, Inc. beneficially owns the number and percentage of shares of Common Stock disclosed as beneficially owned by them in the applicable tables set forth on the cover page to this Amendment No. 10.

Each percentage ownership of shares of Common Stock set forth in this Amendment No. 10 is based on the 5,165,500 shares reported by SED as being outstanding as of September 19, 2013 in its Annual Report on Form 10-K filed with the Securities and Exchange Commission with respect to its fiscal year ended June 30, 2013.

(c) Due to redemptions by partners in the fund, Gad Partners Fund LP distributed to its partners 71,493 shares of Common Stock of the Company between November 20 and November 22, 2013.

CUSIP No. 784109209	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 10 is true, complete and correct.

Dated: December 3, 2013

GAD PARTNERS FUND LP,

by Gad Capital Management LLC,

its General Partner

By: /s/ Hesham Gad

Name: Hesham Gad

Title: Managing Partner

GAD CAPITAL MANAGEMENT LLC

By: /s/ Hesham Gad

Name: Hesham Gad

Title: Managing Partner

PARAGON TECHNOLOGIES, INC.

By: /s/ Hesham Gad

Name: Hesham Gad

Title: Chairman